Exhibit 99.1

RESOLUTIONS MADE BY

THE MANAGEMENT BOARD AND

THE SUPERVISORY BOARD

OF 14th APRIL 2007

It is hereby notified that on 14th April 2007, the Management Board proposed the 2007-2009 Business Plan which was approved by the Supervisory Board and, within this framework, both Boards approved the proposal for distribution of dividends and reserves to submit at the Ordinary Shareholders’ Meeting summoned on 30th April - 3rd May 2007 which includes:

•             the distribution of a dividend of 0.141 euro to each of the 932,490,561 saving shares, for a total amount of 131,481,169.10 euro;

•             the distribution of a dividend of 0.130 euro to each of the 11,849,117,744 ordinary shares, including the new shares issued on 1st January 2007 to serve the merger with Sanpaolo IMI, for a total amount of 1,540,385,306.72 euro;

•             the partial distribution of the Share premium reserve, assigning 0.250 euro to each saving and ordinary share, for a total amount of 3,195,402,076.25 euro.

Therefore, at the Ordinary Shareholders’ Meeting a proposal will be made for an overall distribution of net income and reserves equal to 4,867,268,552.07 euro, recognising a dividend of 0.391 euro to each saving share and 0.380 euro to each ordinary share.

Dividend payment and reserve distribution, if approved at the Shareholders’ Meeting, will take place starting from 24th May 2007 (with coupon presentation on 21st May).

Turin, Milan, 16th April 2007

Intesa Sanpaolo S.p.A.  Parent Bank of the Intesa Sanpaolo Banking Group  Registered in the Register of Banking Groups  Registered Office: Piazza San Carlo 156, Turin, Italy  Share capital euro 6,646,436,318.60  Registration number in the Turin Register of Companies and fiscal code 00799960158, VAT number 10810700152  Member of the Interbank Deposit Guarantee Fund and the National Guarantee Fund  Registration number in the Register of Banks 5361